IMAX CORPORATION

Exhibit 1.02

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. The term “conflict mineral” is defined in Form SD under the SEC’s conflict mineral rules as: (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Tin, tungsten, tantalum and gold will herein be referred to as the “3TGs”.

Pursuant to the Rule, IMAX has undertaken due diligence measures on the source and chain of custody of the necessary 3TGs in its products that it had reason to believe originated from the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, defined as the “Covered Countries”) based on representations made by certain of our suppliers. For that reason, IMAX is required under the Rule to submit to the SEC a Conflict Minerals Report (“CMR”) as an Exhibit to Form SD.

This report has been prepared by management of IMAX Corporation (herein referred to as “IMAX,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

1.	Company Overview

IMAX is one of the world’s leading entertainment technology companies, specializing in motion picture technologies and presentations. Our principal businesses are: (i) the design and manufacture of premium theater systems and the sale, lease or contribution of those systems to customers under theater arrangements; and (ii) the digital remastering of films in the IMAX format and the exhibition of those films in the IMAX theater network.

2.	Supply Chain

IMAX develops and designs all of the key elements of the proprietary technology involved in its theater systems. Fabrication of a majority of parts and sub-assemblies, however, is subcontracted to a group of third-party suppliers. IMAX, therefore, is a purchaser of parts, components and manufactured products that are many steps downstream in the minerals supply chain. As such, our due diligence measures can provide only reasonable and not absolute assurance regarding the source and chain of custody of the necessary 3TGs. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary 3TGs.

3.	Reasonable Country of Origin Inquiry

IMAX began its reasonable country of origin inquiry (“RCOI”) by identifying a complete list of suppliers and removing:

•	Service providers/suppliers

•	Indirect materials suppliers

•	Inactive suppliers (minimum 1 year since last purchase)

The Company then required the remaining suppliers to complete the conflict minerals reporting template (“CMRT”) designed by the Electronics Industry Citizens Coalition and Global e-Sustainability Initiative (“EICC-GeSI”). Non-responsive suppliers were contacted a minimum of three times. All of these communications were monitored and tracked for future reporting and transparency.

4.	Due Diligence Process

4.1.	Design of Due Diligence

As a result of the RCOI, IMAX has reason to believe that some of the 3TG minerals included in our systems may have originated in the Covered Countries. Therefore, we conducted supply chain due diligence on the source and chain of custody of the conflicts minerals, in a manner consistent with the framework promulgated by the Organisation for Economic Co-operation and Development (“OECD”) and its Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (“OECD Guidance”).

In the Company’s efforts to adhere to the OECD Guidance, IMAX has taken the following actions:

•	Adopted a conflict minerals policy;

•	Established a management system for conflict mineral compliance;

•	Adopted control systems;

•	Conducted a two-stage data analysis to ensure conflicts minerals compliance; and

•	Engaged with suppliers.

These efforts are further described below.

4.2.	Conflicts Minerals Policy

IMAX adopted a Conflict Minerals Policy in 2014 committed to addressing the concern that certain minerals that are contained in our systems may contribute to the funding of military conflict and human rights violations in the Covered Countries. Through this policy, we have encouraged our suppliers and sub-suppliers to responsibly source 3TGs. This policy is available publicly on our website at https://www.imax.com/corporate/investors/corporate-governance/.

4.3.	Management System for Conflict Minerals Compliance

To ensure conflict mineral compliance, we established an internal management system to support the newly-created conflict minerals team, which includes representatives from our technology, supply chain management and legal teams. The conflict minerals team is responsible for implementing our conflict minerals program. Senior management is briefed about the results of the team’s due diligence efforts on a regular basis.

4.4.	Control Systems

Controls adopted include, but are not limited to, our Code of Business Conduct and Ethics, which outlines expected behaviors for all IMAX employees, our Conflicts Minerals Policy, our IMAX Supplier Compliance Document, and a supplier conflict minerals contract clause which is further described below.

4.5.	Two-stage Data Analysis to Ensure Conflict Minerals Compliance

The Company has adopted a two-stage data analysis for its conflict minerals compliance, as further described below, that seeks to ascertain whether the suppliers responded to the CMRT satisfactorily and whether they are able to provide supporting evidence to their CMRT responses. The Company expects that the second stage of this process will take several more years to complete.

•	Stage 1 - Pass/Fail - Did the supplier pass our minimum pass/fail criteria from the CMRT?

•	Stage 2 - Approved/Rejected - Did the supplier provide supporting evidence to validate its initial EICC response?

IMAX’s goal is to ensure that all of its suppliers achieve “Approved” status.

During stage 1, the focus of the pass-fail criteria is on the supplier’s process, including its due diligence efforts, with respect to Conflict Minerals compliance rather than focusing on supplier’s actual knowledge regarding the sourcing of the 3TGs contained in their products. When suppliers meet or exceed certain criteria, they are deemed to have passed. When suppliers fail to meet those criteria, they are deemed to have failed.

Suppliers who fail during stage 1 are contacted for a discussion on their EICC form response with the goal of correcting their current status to pass. The objective is to allow suppliers to understand the requirements to meet the minimum pass criteria and to set a timeline for meeting these requirements if they cannot do so immediately. These activities and communications are documented for future reference. The long term goal of the due diligence process is to ensure that all IMAX suppliers meet the pass criteria.

IMAX will typically only move a supplier to stage 2 once such supplier has passed stage 1. During stage 2, suppliers will be requested to provide supporting documentation that validates the claims made by such supplier on the EICC-GeSI form. Supporting documentation requests may include a copy of the supplier’s conflict minerals policy and an outline of its due diligence procedures and corrective actions measures, if applicable. Also, during stage 2, smelter information is verified, reviewed and alternate/duplicate information is removed. All responses and supporting documentation are stored and tracked for future reporting purposes. Suppliers providing sufficient supporting materials are deemed to be “approved.”

4.6.	Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have, through an external consultant, Assent Compliance, provided education on conflict minerals regulation as well as communicated our expectations of our continued business relationship through video, recorded training and documented instructions. Feedback from our engagement of our suppliers has allowed us to enhance the supplier training, and to ensure that communications with our suppliers are focused and adapted appropriately to each supplier.

4.7.	Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth and constant evolution of our supplier chain, it is difficult to identify actors upstream from our direct suppliers.

79.8% of IMAX’s direct suppliers who were surveyed and who responded to the survey identified their components and products as containing 3TGs. These suppliers are relied upon to provide IMAX with information about the source of 3TGs contained in the components and products supplied to us.

Risks are identified based on criteria established for supplier responses in IMAX’s conflicts minerals compliance system.

IMAX will contact the supplier, gather pertinent data and perform an assessment of the suppliers conflict minerals status when a risk has been identified.

All the information and findings from this process are stored electronically and can be audited by internal or external parties.

4.8.	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, IMAX has an approved risk management plan through which the conflict minerals program is implemented, managed and monitored. See the descriptions of stage 1 and 2 of our Conflicts Minerals due diligence process described in Section 4.5 hereof. Those suppliers that “fail” stage 1 of the due diligence process are a risk that is dealt with by implementing supplier corrective action measures which are designed to ensure IMAX suppliers have policies and procedures in place that will produce the necessary data in an accurate manner. All this data is then verified through an assessment of supporting data, including smelter information, in stage 2. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations we have provided both video, recorded training and documented instructions through Assent Compliance. As the program progresses, suppliers failing to respond to Assent’s request to fill out EICC GeSI forms will be contacted by IMAX’s procurement team.

As described in our Conflict Minerals Policy, we will engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. At present, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

4.9.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our participation in the Conflict-Free Sourcing Initiative (“CFSI”).

5.	Due Diligence Results

5.1.	Survey Responses

We received responses from 41% of the suppliers surveyed as of the date of this report. We reviewed the responses against criteria developed to determine which responses necessitated further engagement with our suppliers. These criteria included categories for untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to provide revised responses.

5.2.	Efforts to determine mine or location of origin

The current conflict mineral compliance efforts focus on gathering smelter information via the EICC-GeSI reporting template. The necessary smelter identification information will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

5.3.	Smelters or Refiners

The large majority of the responses received provided data at a company or divisional level meaning that that the 3TG may or may not actually be present in the components or parts actually supplied to IMAX. In many other cases, the suppliers were unable to specify the smelters or refiners used for components supplied to IMAX. Furthermore, suppliers did not always provide smelters lists nor were the smelter lists they did supply consistently completed with smelter identification numbers. Therefore, we were unable to validate that any of these smelters or refiners are actually in our supply chain.

Year 2 of IMAX’s conflict minerals program focuses on vetting smelter data including:

•	Working with suppliers to move to the EICC-GeSI reporting template 3.0 where new smelter IDs have been assigned;

•	Requiring the use of smelter identification numbers. Supplier responses are not be considered complete without identification numbers;

•	Suppliers will also be requested to inform IMAX of the correlation between these smelters and the products and parts they supply to IMAX; and

•	A comparison of these facilities to the CFSI list of smelters.

6.	Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

a. Include a conflict minerals flow-down clause in new or renewed supplier contracts;

b. Expand the number of suppliers requested to supply information;

c. Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses;

d. Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict;

e. Continue to engage with Assent Compliance and stay updated on OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance; and

f. Increase the emphasis on clean and validated smelter information from our supply chain as the list of conflict-free smelters grows and more smelters declare their intent to enroll in the program.

All suppliers who do not know the origin of the 3TGs in their products will be further encouraged to examine their supply chain and enact due diligence measures as per the OECD guidance. The goal for these suppliers is to determine origin of their 3TGs and, if not from recycled or scrap resources, then to ensure a conflict-free origin. Should suppliers of parts that are at a high risk of containing 3TGs remain unresponsive or if suppliers are unable to definitively determine origin and to take necessary subsequent steps to ensure that their products are conflict-free, IMAX will consider replacing such suppliers.